SCHEDULE A

Transactions in the Shares of the Issuer in the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected in the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

Trade Date*	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/09/2026	(400,000)	81.00
03/02/2026	(182,510)	94.05
03/03/2026	(168,648)	90.12	89.98 – 90.21
03/04/2026	(100,899)	89.68	89.65 – 89.72

* The transaction reported herein was effected for the purpose of rebalancing the holdings of funds and accounts managed by JANA.